DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE PERIOD ENDED JULY 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the "Company", or "Derek") is pleased to present to its shareholders a summary of the Company's activities for the quarter ended June 31, 2005, and any other pertinent events subsequent to that date up to and including September 26, 2005.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian or US dollars as indicated.

The Company is a "reporting" company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol "DRK". The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming LAK Ranch oil project.

OVERALL PERFORMANCE

During the last year the Company and its partners were successful in advancing the LAK Ranch Project by completing three cycles of steam injection into the reservoir. During the quarter, the Operator, Ivanhoe Energy Inc., commenced drilling three vertical steam injection wells as the first step in commencing continuous steaming. Subsequent to the end of the quarter, all of the vertical wells were completed and, as of the date of this discussion, were about to be connected to the steam plant. Once continuous steaming has commenced LAK Ranch will be in the last production test of its pilot phase of operations. We expect this phase to last at least six months.

Working capital as at January 31, 2005 was in excess of $1,100,000 versus $440,000 in the prior year.

At this time, September 26, 2005 our Company is in a healthy financial condition with a working capital surplus in excess of $550,000.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil. These factors are beyond the control of the Company.

RESULTS OF OPERATIONS

During the last quarter, the Company completed the interpretation of the 3D seismic survey. This interpretation has enabled Ivanhoe, the project operator, and the Company to better understand the complexities of the reservoir.

The current pilot phase is scheduled to continue until at least mid 2006. This extension of the previous deadline for the pilot phase is necessary because the reservoir is more complex than originally believed. During this phase, Ivanhoe will conduct continuous steam injection tests of the existing horizontal producing wells for a minimum period of 6 months.

At the conclusion of the production test, Ivanhoe must decide whether to develop LAK Ranch by adding more production and injection wells or see its interest in the project reduced to a 15% working interest.

Operating results for the quarter ended July 31, 2005 with the exception of production rates, are on budget. Meaningful production will only be achieved after the continuous steaming of the reservoir has commenced.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	07/31/05	04/30/05	01/31/05	10/31/04	7/31/04	4/30/04	01/31/04	10/31/03
Total Income	$3,950	$(10,943)	$14,432	$5,363	$460	(244,387)	100,937	177,386
Net Loss	$(187,513)	$(386,640)	$(400,810)	$(311,517)	$(276,586)	$(1,144,521)	$(90,824)	$(1,136)
Net Loss per share.	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.06)	$(0.01)	$(0.00)

Variances in total income from quarter to quarter are caused by:

An error in the accounting for the repayment of debt instruments that had a conversion feature. The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as income in the quarters ending October 31, 2003 and January 31, 2004. These differences were reclassified to retained earnings in the quarter ended April 30, 2004. This results in the negative income reported for the three-month period ended April 30, 2004.

An error in the accounting for oil and gas sales from LAK Ranch in the quarters ended July 31, 2004, October 31, 2004 and January 31, 2005. As the project is in the pilot stage, these sales should have credited against the carrying value of the project. These differences were reclassified in the quarter ending April 30, 2005. This results in a negative income figure for that quarter.

Variances in Net Loss from quarter to quarter are caused by:

- The change in income from the accounting adjustments mentioned above,
- A change in accounting policy to expense stock option compensation added additional non-cash expenses to the quarters commencing April 30, 2004,
- A major decrease in foreign exchange expense from January, April and July 2005 quarters versus the 2004 quarters as the US exchange rate was less volatile in 2005 than in 2004,
- A decrease in the January 31, 2005 accounting audit and legal expense due to the prior years costs of completing the Ivanhoe and SEC farm-out agreements,
- A law suit brought by Pacific Capital Markets resulted in additional shareholder communications expense in the quarter ended April 30, 2004,
- Settlement of this lawsuit in the quarter-ended October 31, 2004 resulted in a reduction in shareholder communication costs,
- The quarters ended July 31, 2004, April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,
- Audit, legal and consulting fees were higher for the quarters ending after October 31, 2004 as the Company completed its 20F filing and has incurred higher compliance costs due to Sarbanes-Oxley and other increased regulatory requirements
- The retirement of the debt resulted in lower interest and accretion costs for the fiscal 2004 quarters,
- Consulting and management fees were higher in the quarters beginning July 31, 2004, as the management contract was reinstated to its full monthly rate
- Office rent and office administration costs increased as staff increased during the fiscal 2004 year and new offices were leased. This higher level of expense continued on the current quarter and is budgeted to remain at this level for fiscal 2006, and
- This increased staffing level also increased salaries and benefits.

1.5 LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent in the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodity prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future, other than normal expected operating and administrative costs.

As of the date of this management discussion and analysis, the Company had working capital of approximately $550,000.

Our current working capital commitments include $4,850 per month for rent, $13,500 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $925,000. The first quarter loss of $187,513 would pro-rate to an annual cost of $750,052 or a decrease of 19% from budget. This decrease from budget is due to a decrease in certain shareholder information expense items, travel, and professional and consulting fees.

The Company's current property payments and budgeted work commitments for the remainder of fiscal 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	30-50 % Derek, 10% SEC, and balance to Ivanhoe	Nil to $218,700 US
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-55% Derek, 5% SEC and balance to Ivanhoe	$US250,000
Total net budgeted cash flow	N/A	$US(250,000) to $US(32,300)

The total of all budgeted amounts for property development and required operating cost commitments is at most $US250,000 or about $300,000CDN. The reduction in budgeted revenue is due to the late start of the continuous steaming caused by the complexities in interpreting the 3D seismic, and the reduction to 95 barrels per day of the maximum projected barrel per day production rate from the existing production well.

When this operating loss is added to budgeted administrative costs for the balance of fiscal 2005 of $693,750 this gives a total budgeted cash requirement for the this fiscal year of approximately $1,000,000. With working capital of $550,000 at this time, an additional $450,000 or more will have to be raised in the capital markets for the Company to meet its fiscal 2006 budgeted expenses. Management will be pursuing financing alternatives in the near future.

The budgeted operating revenues and operating costs are based on modeling and projections done by Ivanhoe and now assumes an average daily production level from the existing horizontal well of 61 Bpd in calendar 2005. As LAK Ranch is in a pilot phase, no assurance can be given that these production levels will be achieved or that any meaningful revenues will be generated in fiscal 2006 or beyond.

All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company's funds are unencumbered and available for use as working capital.

Additionally, an individual seeking a 1% royalty over the LAK Ranch property has sued the Company. In management's opinion this lawsuit is without merit.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.7 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services.

The Company has an ongoing contract with an officer of the Company for $3,500 per month to provide daily administrative services to the Company.

There are no other related party contracts.

1.8 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have any hedging or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3 – 3.5%, a dividend yield of 0%, an expected option life of 4-5 years with a stock price volatility of 101-110 %.

We have also estimated that the value of eventual Derek's 35% holding in LAK meets or exceeds its historical carrying value of $14,243,147. As this value is below the net present value ascribed the project by the Company's independent 51-101 report, discounted at 15%, management is confident in the valuation at this time. This report uses the following estimates: oil price range of US$32-44 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-14 per barrel. These pricing assumptions derived given by Gilbert, Lauston, Jung, an independent engineering firm specializing in oil price forecasting.

The Company annually reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown ($14, 243,147) represents net costs to date, less amounts depleted or written off and amounts realized from pre-commercial production sales, and does not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy. These include a realized price for oil of $43.00 US per barrel for 2005-06.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method. Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company adopted Accounting Guideline 15 (ACG 15) (Consolidation of Variable Interest Entities) effective November 1, 2004. The adoption of ACG 15 has not had a material impact on the Company.

The Company has adopted a disclosure control policy, which has been evaluated by management and found to be satisfactory in ensuring that this MD&A contains all material information about the Company.

Additional information, including Derek's Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company's web site at www.derekoilandgas/com

1.11 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	July 31, 2005	July 31, 2004
Acquisition costs	$	$
Opening balance	(20,694)	(94,047)
Closing balance	(20,694)	(94,047)
Exploration and development costs		
Opening balance	14,214,940	13,908,985
Field house, water and power	(686)	(17,633)
Professional engineering	-	934
Geophysics	20,678	-
Field operating costs	41,238	144,752
Direct wages	-	953
Proceeds from sale of oil	(12,329)	-
Less:		
SEC Limited Partnership Costs	-	(144,752)
Closing balance	14,263,841	13,893,239
Total	14,243,147	13,799,192

The negative cost reflected in field house, water and power reflects a refund received from the Powder River Basin Power Cooperative in the quarter. Derek incurred some geophysical costs on its own account during the quarter as it completed its own independent review of the 3D seismic.

For the 2004 period, SEC Oil and Gas contributions paid for the deferred costs previously billed by Bateman's Engineering. Derek paid some engineering and staffing bills for its own account in the 2004 quarter.

The Field operating costs represent the Company's portion of the operating costs incurred by the operator.

	Three Months Ended July 31, 2005 $	Three Months Ended July 31, 2004 $
EXPENSES		
Bank charges and interest	585	300
Consulting fees	11,632	15,612
Foreign exchange loss (gain)	4,278	2,354
Legal and audit fees	6,645	20,406
Management fees	30,000	30,000
Office administration and other	23,299	20,514
Office rent and services	13,680	14,152
Salaries and benefits	66,312	44,729
Shareholder information	17,407	58,677
Stock exchange and filing fees	1,377	1,488
Telephone and fax	3,547	5,055
Transfer fees	1,020	2,749
Travel	11,538	25,785
LAK royalty costs	143	-
Stock option expense	-	35,225
	191,463	277,046
Interest and other income	3,950	460
Loss for the period	(187,513)	(276,586)

For explanation of variances please see Section 1.4 Summary of Quarterly Results.

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	35,436,628
Options outstanding	3,110,000
Warrants outstanding	1,099,500
Fully diluted share capital	39,646,128